                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001






                                                                    CONTENTS


                                                                        Page
Statements of Transfer Fee Billings                                       1

Summary of Costs Incurred                                                 2

Rail Car Maintenance Facility
  Report for the Year 2001                                       (Attachment)


                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001
                                     October 2001                    November 2001                    December 2001
                             ------------------------------   ------------------------------   -------------------------------
                                                   Billings                         Billings                          Billings
                               Tons   Unit Price   Amount     Tons     Unit Price   Amount     Tons     Unit Price    Amount
                               ----   ----------   --------   ----     ----------   --------   ----     ----------    --------
                                      (per ton)     (000)              (per ton)     (000)              (per ton)      (000)

SERVICE TO AFFILIATES

    Cardinal . . . . . . . .    15,013   $1.30      $   20         -      $1.30      $  -           -      $ -         $(173)

    Clifty Creek . . . . . .      -      $1.30        -            -      $1.30         -           -        -            (7)

    Tanners Creek. . . . . .      -      $1.30        -          24,165   $1.30          31       25,896   $(1.22)       (32)

    Rockport Plant . . . . .   836,335   $1.30       1,087      805,024   $1.30       1,047      787,080   $(0.94)      (740)

    Kammer . . . . . . . . .     1,453   $1.30           2         -      $1.30        -            -        -            (1)

SERVICE TO NON-AFFILIATES. .   590,592   $1.10         648      470,968   $1.20         565      793,735   $1.06         844
-------------------------    ---------              ------    ---------              ------    ---------               -----

    TOTAL. . . . . . . . . . 1,443,393              $1,757    1,300,157              $1,643    1,606,711               $(109)
                             =========              ======    =========              ======    =========               =====



                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001
                                                           Three
                                                           Months
                        October    November    December    Ended
                         2001        2001        2001    12/31/01
                        -------    --------    --------  --------
                                     (in thousands)
Rents. . . . . . . . .  $  592      $  586      $  631    $1,809
Labor-UMW* . . . . . .     232         237         250       719
Benefits-UMW*. . . . .     213         211         288       712
Salaries and
  Benefits-Nonunion. .     131         120         107       358
Materials & Supplies .     150         205         100       455
Billed Services. . . .     182         215         296       693
Taxes**. . . . . . . .      53          40          54       147
Administrative and
  General. . . . . . .     165          36          10       211
Electricity. . . . . .      87          72          66       225
Cost-of-Capital. . . .       5           6           7        18
                        ------      ------      ------    ------

          Total. . . .  $1,810      $1,728      $1,809    $5,347
                        ======      ======      ======    ======


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.
    These costs are reflected in benefits.

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                          RAIL CAR MAINTENANCE FACILITY
                         ANNUAL REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 22977 and 25427
                      FOR THE YEAR ENDED DECEMBER 31, 2001


                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                          RAIL CAR MAINTENANCE FACILITY
                    STATEMENT OF BILLINGS AND COSTS INCURRED
                                FOR THE YEAR 2001
                                 Affiliated  Unaffiliated   Total                                            (in thousands)
                                 ----------  ------------  -------
Revenues:
  Indiana Michigan Power Company.  $1,562       $ -        $1,562
  Southwestern Electric Power . .       4                       4
  Central Power & Light (CSWX). .       6                       6
  Central Power & Light (CCTX). .       4                       4
  Ohio Valley Electric Company. .     113                     113
  Ohio Power Company. . . . . . .      47         -            47
  Unaffiliated Companies. . . . .    -           1,106      1,106
                                   ------       ------     ------

    Total Revenues. . . . . . . .   1,736        1,106      2,842
                                   ------       ------     ------

Cost of Sales:

  Labor . . . . . . . . . . . . .     160          212        372
  Material. . . . . . . . . . . .     642          257        899
  Overheads . . . . . . . . . . .     934          637      1,571
                                   ------       ------     ------

    Total Cost of Sales . . . . .   1,736        1,106      2,842
                                   ------       ------     ------

Gross Margin. . . . . . . . . . .  $ -          $ -        $ -
                                   ======       ======     ======

Affiliated work is recognized as revenue and billed one month after the costs are incurred. Work for unaffiliated companies is recognized as revenue one month after the costs are incurred, but billed when the work is completed.

The above cost of sales does not include $270,000 of deferred expenses as of December 31, 2001 related to December work performed but not yet billed.